UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010.
Commission File No. 333-08880
MEXICAN SATELLITES,
a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Stock Purchase Agreement
On February 26, 2010, Satélites Mexicanos, S.A. de C.V., a Sociedad Anónima de Capital Variable (“Satmex”), together with Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, solely and exclusively as trustee in the Irrevocable Administration Trust Agreement No. F/589 dated November 28, 2006 (the “DBM Trust”), Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria, solely and exclusively as trustee in the Irrevocable Administration Trust Agreement No. 80501 dated November 28, 2006 (together with the DBM Trust, the “Sellers”), entered into a Stock Purchase Agreement with EchoStar Satellite Acquisition L.L.C., a limited liability company organized under the laws of Colorado (“EchoStar”), and for certain limited purposes, EchoStar Corporation, a Nevada corporation. Pursuant to the Stock Purchase Agreement, EchoStar will form a joint venture entity with a Mexican partner (the “MXJV”) and cause the MXJV to act as co-buyer with EchoStar, in compliance with Mexican foreign ownership requirements (EchoStar and the MXJV, the “Buyers”). EchoStar has informed Satmex that it will form the MXJV with MVS Comunicaciones. The Sellers hold the shares of Satmex stock for the benefit of their respective beneficiaries (the “Equity Holders”). Pursuant to the Stock Purchase Agreement, the Buyers will make a cash payment of $267 million and will acquire all of the issued and outstanding shares of common stock of Satmex. The Sellers will receive the $267 million cash payment and retain an amount equal to: (i) the lesser of (a) the aggregate amount of cash and cash equivalents on-hand, as adjusted as described below, at Satmex at the time of closing, up to a maximum amount of $107 million and (b) the aggregate amount of cash and cash equivalents on-hand, as adjusted as described below, at Satmex at March 31, 2010; (ii) either (a) plus the amount by which Satmex’s adjusted working capital (as calculated pursuant the Stock Purchase Agreement) is greater (a less negative number or a positive number) than negative $1,864,000 or (b) minus the amount by which Satmex’s adjusted working capital is less (a more negative number) than negative $2,060,000; minus (iii) the amount, if any, by which capital expenditures during the period between signing and closing are less than the minimum capital expenditures required to be made pursuant to the Stock Purchase Agreement; minus (iv) up to $7,000,000, as an adjustment for any tax liabilities or contingencies EchoStar believes may be due by Satmex as a result of Satmex’s operations up to closing; and plus (v) 50% of the proceeds Satmex receives from the sale or lease of Solidaridad 2, pursuant to an agreement entered into prior to closing (net of taxes) (such amount, together with the $267 million in cash to be paid by the Buyers, the “Total Cash”).
For purposes of determining the Total Cash, the adjusted cash and cash equivalents on-hand as of the relevant date means: (i) the aggregate amount of cash and cash equivalents of Satmex; plus (ii) any amounts paid to a vendor in connection with the entry into or performance under an agreement authorizing a satellite manufacturer to proceed with specified engineering and development tasks for the first 60 days of construction of a replacement satellite for Satmex 5 (the “Satellite Construction ATP”); plus (iii) any amounts paid to a vendor in connection with the entry into or performance under a definitive agreement for the construction of a replacement satellite for Satmex 5 (the “Satellite Construction Agreement”); minus (iv) the amount of fees owed by Satmex for professional services rendered in connection with the transactions contemplated by the Stock Purchase Agreement; minus (v) the amount of any insurance proceeds received by Satmex since September 30, 2009; minus (vi) any of the amounts due to Satmex pursuant to a third party’s termination of such third party’s satellite capacity lease on Satmex 5; and minus (vii) the amount of proceeds received from the sale or lease of Solidaridad 2. Prior to the closing of the transactions contemplated by the Stock Purchase Agreement, Satmex intends to make change of control payments to certain Satmex employees. All change-of-control payments will be deducted from cash-on-hand prior to applying the maximum to the amount of cash and cash equivalents that will be retained by the Sellers.

For purposes of the Stock Purchase Agreement, adjusted working capital means: (i) the sum of (a) accounts receivable — net, (b) amounts due from related parties, (c) inventories, net and (d) deferred income taxes; minus (ii) the sum of (a) accounts payable and accrued expenses and (b) income tax payable, in each case calculated in accordance with GAAP on a basis consistent with Satmex’s financial statements.
The Stock Purchase Agreement requires that Satmex’s outstanding First Priority Senior Secured Notes due 2011 (“FPNs”) and Second Priority Senior Secured Notes due 2013 (“SPNs” and together with the FPNs, the “Notes”) be repurchased or redeemed in their entirety concurrent with the closing of the transactions contemplated by the Stock Purchase Agreement or that sufficient cash be reserved out of Total Cash to redeem any Notes that remain outstanding at closing. The Stock Purchase Agreement contemplates that Satmex will use part of the Total Cash to purchase all outstanding Notes for cash contingent upon and payable at the closing of the transactions contemplated by the Stock Purchase Agreement and would further solicit consents to amendments of the related indentures under which substantially all covenants thereunder and substantially all non-payment defaults will be eliminated for a consent fee (collectively, the “Tender Offers”). The aggregate outstanding principal amount of the Notes as of February 26, 2010 was approximately $424.25 million.
Under the indentures governing the Notes (the “Indentures”), Satmex is not permitted to offer to purchase its outstanding indebtedness (including the Notes) unless approved by a majority in principal amount of each of the FPNs and the SPNs. The Stock Purchase Agreement requires Satmex to use commercially reasonable efforts to seek to obtain such approval as soon as practicable after the date of the Stock Purchase Agreement (the “Offer Approval”). The Stock Purchase Agreement further contemplates that Satmex would enter into lockup agreements with holders of the FPNs and SPNs pursuant to which such holders, among other things, would agree to sell their Notes to Satmex in the Tender Offers for a specified price and subject to certain conditions (the “Lockup Agreements”). The Stock Purchase Agreement also provides that if, within 17 days after the date on which the Stock Purchase Agreement is executed (the “Lockup Deadline”), the Offer Approval is not obtained and the Lockup Agreements have not been executed by the holders of a majority in aggregate principal amount (the “Majority Holders”) of each of the FPNs and the SPNs, EchoStar will be entitled to terminate the Stock Purchase Agreement.
An Ad Hoc Committee of holders of the Notes (the “Committee”) has been formed. The Committee has engaged a financial advisor and legal counsel and Satmex has agreed to pay the fees and expenses of the Committee subject to certain limitations. Satmex has been advised by counsel to the Committee that the Committee represents greater than a majority of the outstanding principal amount of the SPNs, but that the members of the Committee hold less than a majority in outstanding principal amount of the FPNs. There can be no assurance that Satmex will be able to obtain Offer Approvals from and to execute Lockup Agreements with the Majority Holders of the FPNs and SPNs by the Lockup Deadline.
The Stock Purchase Agreement provides that the aggregate consideration payable to Equity Holders will be equal to the Total Cash, less (i) the amounts paid in the Tender Offers and (ii) the amounts required to redeem Notes that are not purchased by Satmex in the Tender Offers. Therefore, the consideration payable to the Equity Holders out of the proceeds of the sale of the Satmex shares and the retained cash will be negotiated between the holders of FPNs and SPNs and the Equity Holders. Under Satmex’s bylaws, two of the three directors (the “Series B Directors”) appointed by the holders of Satmex’s Series B shares (the “unitholders”), and two of the four directors (the “Series A Directors”) appointed by holders of the Series A shares, must approve the terms of the Tender Offers (and, therefore, the Lockup Agreements). Thus, Satmex expects that the consideration payable for Notes in the Tender Offers will be subject to negotiation among representatives of the unitholders (i.e., the Series B Directors)

and representatives of the holders of the Notes (i.e., the Committee), with additional approval from holders of the Series A shares also required. The Stock Purchase Agreement provides that EchoStar will be entitled to terminate the Stock Purchase Agreement in the event that, within five days after the date on which the Offer Approvals have been received and Lockup Agreements have been executed by the Majority Holders of each of the FPNs and SPNs (the “Initial Consent Date”), (a) the board of directors of Satmex, including a majority of the Series B Directors and two Series A Directors, has not approved the Debt Offers, (b) the Technical Committee of the DBM Trust has not provided a written recommendation to sell the shares of the DBM Trust to the Trustee of the DBM Trust and (c) a fairness opinion has not been issued to the Trustee of the DBM Trust. Furthermore, the Stock Purchase Agreement may be terminated by any of the Sellers, Satmex or EchoStar, in the event that, on or after the date that is 20 business days after the date on which evidence of the foregoing recommendation and approvals has been duly obtained or waived in form and substance reasonably satisfactory to EchoStar (the “Determination Date”), Total Cash, determined as of the Determination Date, is less than the amount needed to repurchase or redeem the FPNs and SPNs (based upon tenders (not subject to withdrawal rights) in the Tender Offers as of the Determination Date and certain assumptions) and pay the equity purchase price agreed upon by the Series B Directors. Unless holders of the requisite percentage of the outstanding principal amount of the SPNs and the Series B Directors are able to agree on an allocation of the Total Cash satisfactory to each of them, Satmex will be unable to consummate the transactions contemplated by the Stock Purchase Agreement.
Consummation of the transactions contemplated by the Stock Purchase Agreement is subject to the following significant closing conditions (in addition to those described above), among others:
•	receipt of a certificate from the Technical Committee of the DBM Trust confirming and instructing the Trustee of the DBM Trust that it may proceed with the sale of shares of Satmex held by the DBM Trust, accompanied by a written confirmation issued by legal counsel, stating that all permits required to consummate the sale of Shares have been obtained from and/or made with the proper governmental authorities;
•	Satmex obtaining U.S. government approval for transfer and export of the satellites and any other assets and properties owned by Satmex to the Buyers, to the extent such approval is required pursuant to the U.S. International Traffic in Arms Regulations (22 C.F.R. §§120-130), and as issued by the U.S. Department of State Directorate of Defense Trade Controls;
•	Satmex obtaining the requisite consents to permit amendments of the Indentures and other note documents under which substantially all covenants thereunder and substantially all non-payment defaults will be eliminated; and
•	EchoStar and MXJV being able to acquire the shares in compliance with Mexican foreign ownership requirements.
Consummation of the transactions contemplated by the Stock Purchase Agreement is also subject to certain customary closing conditions, including, among others, (i) the expiration or termination of the waiting period under any antitrust or competition laws (ii) the absence of any “material adverse effect” on Satmex since the date of the Stock Purchase Agreement and (iii) the receipt of Mexican government regulatory approvals. There can be no assurances that the transactions contemplated by the Stock Purchase Agreement will be completed on the proposed terms or at all.

The Stock Purchase Agreement includes customary representations, warranties and covenants of the parties, including, among others, a covenant with respect to the conduct of Satmex’s business during the interim period between the execution of the Stock Purchase Agreement and the closing of the transactions contemplated thereby. Among other things, Satmex has agreed not to adopt a plan of complete or partial liquidation or dissolution during such interim period. In addition, subject to the exception described below, Satmex and the Sellers have agreed to cease any existing discussions or negotiations with any person other than the Buyers regarding any proposed, potential or contemplated acquisition of the capital stock or assets and properties of Satmex and not to, among other things, (i) solicit or initiate the submission of any proposal or indication of any interest relating to a proposed, potential or contemplated acquisition of the capital stock or assets and properties of Satmex, (ii) participate in any discussions or negotiations regarding, or furnish any information to any person with respect to any proposed, potential or contemplated acquisition of the capital stock or assets and properties of Satmex (or any proposal or indication of interest relating thereto) with any person, or (iii) authorize, engage in or enter into any agreement or understanding with respect to a proposed, potential or contemplated acquisition of the capital stock or assets and properties of Satmex (or any proposal or indication of interest relating thereto). Notwithstanding the foregoing, Satmex may engage in discussions and negotiations with any of the Equity Holders, any holders of the Notes or any of their representatives regarding a refinancing, recapitalization or restructuring transaction (including, but not limited to, any transaction (a) in which debt securities are exchanged for equity securities, (b) involving the issuance of new debt or equity securities (or new debt securities with equity securities or securities convertible into equity securities) or (c) involving the incurrence of indebtedness, each an “Internal Restructuring”) that does not constitute a Change of Control Transaction under clause (i) of the definition below.
As defined in the Stock Purchase Agreement, a “Change of Control Transaction” would include: (i) the acquisition of equity securities of Satmex representing 50% or more of the outstanding voting or economic interests in Satmex’s outstanding equity securities (without taking into account any equity held by or on behalf of management) or a substantial portion of the assets of Satmex and its subsidiaries, taken as a whole, by any person or group of persons (within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934) (other than one or more of the Equity Holders as of the date of the Stock Purchase Agreement that are not Satellite Operators (as defined below), holders of the Notes as of the date of the Stock Purchase Agreement that are not Satellite Operators, or any of their respective affiliates that are not Satellite Operators (each an “Existing Non-Satellite Holder”)) (a “Third Party Change of Control Transaction”) (for purposes of determining the percentage interest acquired by a group, no Existing Non-Satellite Holder will be deemed to be a member of a group solely due to its participation in the relevant transaction, however an Existing Non-Satellite Holder that has granted (or entered into an agreement or arrangement granting) another person in the group that is not an Existing Non-Satellite Holder a right to vote or acquire its shares (or the economic interest therein) or otherwise provided such other person with rights that would cause such person to gain “control” over the Company or the entity established to acquire its equity or assets will be considered part of the group); (ii) the acquisition of equity securities of Satmex representing 75% or more of the outstanding voting or economic interests in Satmex’s outstanding equity securities (without taking into account any equity held by or on behalf of management) or of substantially all of the assets of Satmex and its subsidiaries, taken as a whole, by any single person that is an Equity Holder as of the date of the Stock Purchase Agreement, a holder of Notes as of the date of the Stock Purchase Agreement, or an affiliate of such person (an “Internal 75% Change of Control Transaction”); or (iii) the acquisition of equity securities of Satmex representing, in the aggregate, 90% or more of the outstanding voting or economic interests in Satmex’s outstanding equity securities (without taking into account any equity held by or on behalf of management) or of substantially all of the assets of Satmex and its subsidiaries, taken as a whole, by any two Equity Holders as of the date of the Stock Purchase Agreement, holders of the Notes as of the date of the Stock Purchase Agreement, or affiliates of any such person (an “Internal 90% Change of Control Transaction”).

For purposes of the Stock Purchase Agreement, a “Satellite Operator” includes any of: (i) Intelsat Corporation, Intelsat Ltd., Eutelsat Communications, SES S.A, Telesat Canada, Skyterra Communications, Inc., Inmarsat Group Ltd., Loral Space & Communications Inc., Lockheed Martin or Boeing Co. or any other person that is engaged primarily in the business of providing services that compete directly with those companies and has annual revenues of at least $40 million; (ii) any other person that derives 40% or more of its revenue from the sale or lease of satellite capacity or the design or manufacture of satellites; and (iii) any affiliate of any such person, provided, that a person that owns voting securities of any such person but does not possess the power to direct or cause the direction of the management or policies of that person is not a Satellite Operator.
In addition to the termination rights described above, the Stock Purchase Agreement provides for EchoStar’s right to terminate the Stock Purchase Agreement in the event that (i) Satmex suffers a total loss of Satmex 5 or Satmex 6, (ii) Satmex 5 experiences any reduction of the Available Satellite Operational Capability (as defined in the Stock Purchase Agreement), (iii) Satmex 6 experiences a reduction of 8.9257% or more of the Available Satellite Operational Capability, or (iv) an approved consultant (which Satmex is obligated to retain) performs a bookkeeping audit of Satmex’s calculation of available propellant on Satmex 5 and Satmex 6 and a thermal (pvt) measurement of the available propellant on Satmex 5 and determines and reports that either (a) Satmex 5 has a deficiency of any amount as compared to the amount of propellant available as previously calculated by Satmex or (b) Satmex 6 has a deficiency of 25% as compared to the amount of propellant available as previously calculated by Satmex. EchoStar’s termination right in the event of a fuel deficiency must be exercised within five business days after receipt of the approved consultant’s report.
EchoStar also has a right to terminate the Stock Purchase Agreement if Satmex has not entered into the Satellite Construction ATP in a form acceptable to EchoStar, by March 16, 2010 or a Satellite Construction Agreement, in a form acceptable to EchoStar, by April 27, 2010. Under the indentures, among other things, Satmex is prohibited from committing to the expenditures required by the Satellite Construction ATP unless at least the Majority Holders of the FPNs and SPNs provide a waiver of the related prohibitions. Satmex is in discussions with certain holders of the FPNs and the Committee relating to these waivers, but there can be no assurance that such waivers can be obtained and at what cost. Any amounts paid to holders of the FPNs to obtain such waivers would potentially reduce the amount available for distribution to holders of the SPNs and the unitholders.
The Stock Purchase Agreement provides for a termination fee to be paid by Satmex in the event that the Stock Purchase Agreement is terminated by EchoStar under certain circumstances, as follows:
(i)	Satmex will pay to EchoStar $9,630,000 if:
a.	the Stock Purchase Agreement is terminated by EchoStar: (1) due to a willful breach of a covenant by a Seller or Satmex, (2) because the Offer Approvals have not been received from and the Lockup Agreements have not been executed by the Majority Holders of the FPNs and SPNs by the Lockup Deadline, or (3) because Satmex fails to obtain certain corporate approvals ((A) the board of directors of Satmex, including a majority of the Series B Directors and two Series A Directors, has not approved the Debt Offers, (B) the Technical Committee of the DBM Trust has not provided a written recommendation to sell the shares of the DBM Trust to the Trustee of the DBM Trust, and (C) a fairness opinion has not been issued to the Trustee of the DBM Trust, the “Specified Corporate Approvals”) prior to the Initial Consent Date (the “Specified Termination Conditions”), and

b.	within 12 months after the date of such termination, any of the Sellers, Satmex or a subsidiary of Satmex consummates (or enters into a definitive agreement with respect to) a transaction constituting a Third Party Change of Control Transaction;
(ii)	Satmex will pay to EchoStar $9,630,000 if the Stock Purchase Agreement is terminated by EchoStar by reason of any of the Specified Termination Conditions, and within 18 months after the date of such termination, any of the Sellers, Satmex or a subsidiary of Satmex consummates an Internal Restructuring that does not constitute a Change of Control Transaction, and within the same 18-month period, consummates (or enters into a definitive agreement with respect to) a Third Party Change of Control Transaction with a Satellite Operator that is a holder of Notes as of the date of the Stock Purchase Agreement; or
(iii)	Satmex will pay to EchoStar $6,370,000 if the Stock Purchase Agreement is terminated by EchoStar by reason of any of the Specified Termination Conditions, and within 12 months after the date of such termination, any of the Sellers, Satmex or a subsidiary of Satmex consummates (or enters into a definitive agreement with respect to) a transaction constituting an Internal 75% Change of Control Transaction or an Internal 90% Change of Control Transaction.
In general, the Buyers will only receive one termination fee, if at all. If a termination fee is paid under option (iii) above, and a transaction is later consummated (or a definitive agreement is entered into) that gives rise to payment obligations under option (i) or (ii), Satmex will pay the amount required under option (i) or (ii), but only after deducting the amount previously paid.
Satmex will not be required to pay a termination fee to EchoStar in the event of a transaction in which (i) the aggregate purchase price in or value of the transaction is less than $267,000,000 and (ii) the definitive agreement with respect to such transaction is entered into after the occurrence of one of the following: (a) Satmex 5 experiences a reduction of the Available Satellite Operational Capability; or (b) Satmex 6 experiences a reduction of 8.9257% or more of Available Satellite Operational Capability.
In addition to the foregoing, Satmex will reimburse the Buyers for the amount of their reasonable, documented out-of-pocket expenses incurred in connection with the Stock Purchase Agreement including, without limitation, attorney’s fees, investment bankers’ fees, accountants’ fees, and travel expenses, up to a maximum of $3,000,000, if the Stock Purchase Agreement is terminated (i) by reason of any of the Specified Termination Conditions, (ii) because, on or after the Determination Date, Total Cash, determined as of the Determination Date, is less than the amount needed to repurchase or redeem the FPNs and SPNs (based upon tenders (not subject to withdrawal rights) in the Tender Offers as of the Determination Date and certain assumptions) and pay the equity purchase price agreed upon by the Series B Directors, or (iii) if the Satellite Construction Agreement has not been entered into by April 27, 2010 in a form acceptable to EchoStar.

The Stock Purchase Agreement also provides for a termination fee to be paid by EchoStar in the event that the Stock Purchase Agreement is terminated by the Sellers or Satmex under certain circumstances, as follows:
(i)	EchoStar will pay to Satmex $1,000,000 if EchoStar fails to cause the MXJV to deliver a Joinder Agreement to the Stock Purchase Agreement executed by the MXJV no later than March 28, 2010; such termination right will expire if not exercised by the Sellers and Satmex by April 2, 2010; or
(ii)	EchoStar will pay to Satmex $2,000,000 if the termination of the Stock Purchase Agreement is solely the result of EchoStar’s failure to cause the MXJV to sign the Joinder Agreement or to otherwise have an alternate Mexican partner or alternate Mexican joint venture entity sign the Joinder Agreement.
The information contained in this Form 6-K is provided for informational purposes only and is not an offer by Satmex to purchase or sell any securities.
The foregoing description of the Stock Purchase Agreement and the transactions contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the full text of the Stock Purchase Agreement that will be filed as an exhibit to Satmex’s next periodic report.
A copy of the press release with respect to this matter is attached hereto as Exhibit 99.1.

Exhibit 99.1	Press Release, dated February 26, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 26, 2010

Satélites Mexicanos, S.A. de C.V. (Registrant)
By:	/s/ Patricio E. Northland
	Name:	Patricio E. Northland
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document
99.1	Press Release, dated February 26, 2010

10